SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 14, 2015	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ALERT: ChipMOS’ BOARD FORMS SPECIAL COMMITTEE

Hsinchu, July 14, 2015 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that its Board of Directors has formed a Special Committee to review and evaluate the feasibility of a merger of the Company into ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), the Company’s 58% owned subsidiary, which is listed on the Taiwan Stock Exchange under Stock Ticker 8150, and to negotiate the contemplated action with ChipMOS Taiwan.

The Special Committee will be comprised of the following Independent Directors: Dr. John Yee Woon Seto, Dr. Yeong-Her Wang, Dr. Rong Hsu and Mr. Antonio R. Alvarez. Dr. John Yee Woon Seto will serve as Chairman of the Special Committee. The Special Committee intends to engage an independent financial advisor, tax advisor, legal counsel and other experts for evaluation, negotiation and all other related matters, and may submit its recommendation to the Board of Directors for approval.

The Company cautions its shareholders and others considering trading its securities that it does not currently plan to provide interim updates on the Special Committee’s work, and does not expect to report on the strategic review process until the Special Committee has completed the process and made its recommendation to the Board of Directors for its consideration and action, if any, which has been approved by Board of Directors. In addition, the Company cautions that the Special Committee has not established a timetable and that no assurance can be made that any agreement or transaction will be approved, executed or consummated.

Today’s announcement follows the June 17, 2015 merger completion of ChipMOS Taiwan and ThaiLin Semiconductor Corp., another subsidiary of the Company, ChipMOS Taiwan continues as the surviving merged entity and is listed on the TWSE trading under its current stock ticker “8150”.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.